SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Microcell Telecommunications Inc.

(Name of Subject Company)

Microcell Telecommunications Inc.
(Name of Person(s) Filing Statement)

Class A Restricted Voting Shares
Class B Non-Voting Shares, Warrants 2005 and Warrants 2008
(Titles of Classes of Securities)

59501T882, 59501T874, 59501T163, 59501T171
(CUSIP Numbers of Classes of Securities)

Jocelyn Côté, Esq.
Vice President, Legal Affairs
Microcell Telecommunications Inc.
800 de La Gauchetière Street West, Suite 4000
Montreal, Quebec, H5A 1K3
Canada
(514) 937-2121

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

David P. Falck, Esq.	Marc B. Barbeau, Esq.
Pillsbury Winthrop LLP	Stikeman Elliott LLP
1540 Broadway	1155 Rene-Levesque Blvd. West
New York, NY 10036	Suite 4000
(212) 858-1000	Montreal, Quebec H3B 3V2
Canada
(514) 397-3000

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. [  ]

Item 3. Past Contacts, Transactions, Negotiations and Agreements
Item 4. The Solicitation or Recommendation
SIGNATURE

     This Amendment No. 1 (the “Amendment No. 1”) hereby amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Microcell Telecommunications Inc., a Canadian corporation (the “Company” or “Microcell”) on September 30, 2004, (collectively with this Amendment No. 1, the “Schedule 14D-9”) relating to the offers by Rogers Wireless Inc., a corporation incorporated under the Canada Business Corporations Act (“Rogers” or the “Offeror”) to purchase all of the outstanding Class A Restricted Voting Shares, Class B Non-Voting Shares, Warrants 2005 and Warrants 2008 of the Company (collectively, the “Securities”) on the basis of $35.00 per Class A Restricted Voting Share, $35.00 per Class B Non-Voting Share, $15.79 per Warrant 2005 and $15.01 per Warrant 2008, in each case, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by the Offeror with the Securities and Exchange Commission on September 30, 2004, as subsequently amended.

     In this Schedule 14D-9/A, except where otherwise noted, all references to “dollars” or “$” are to Canadian dollars.

     Except as otherwise indicated herein, the information set for in the Schedule 14D-9 remains unchanged. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to such terms in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

     The section of the Directors’ Circular entitled “Background of the Offers and Response of Microcell” is hereby supplemented:

(a)	by adding the following language at the end of the sixth paragraph on page 8:

“Industry Canada had established a spectrum ownership policy which limited the amount of mobile radio spectrum that could be held by any one company and its affiliates, including Microcell. The rescission of the mobile spectrum cap policy would have satisfied one of the conditions to the TELUS Offers. The effect of such rescission was also to improve the attractiveness of Microcell to certain potential acquirors.”

(b)	by adding the following language at the end of the fifth full paragraph on page 9:

“Although Microcell entertained various discussions with a number of interested third parties and provided information to certain parties having entered into confidentiality agreements with Microcell, no other firm proposal was received by Microcell.”

and (c)	by adding the following language at the end of the second paragraph under the caption “The TELUS Offers” on page 10:

“Microcell elected to engage two different financial advisors in light of the complementary know-how, contacts and industry knowledge of each of these financial advisors in connection with the canvassing of potentially interested parties. The roles of the two Financial Advisors did not otherwise materially differ, both of them having acted as joint financial advisors to Microcell.”

Also, the section of the Directors’ Circular entitled “Arrangements between Microcell and its Directors and Senior Officers” is hereby amended by adding the following language at the bottom of page 32:

“The Special Committee was formed to consider, evaluate and negotiate alternatives to the TELUS Offers and make recommendations to the Board of Directors. The Special Committee will be disbanded upon completion, if any, of the Rogers Offers. Fees payable to the members of the Special Committee will cease to accrue upon termination of the mandate of the Special Committee at such time, although the fees payable in respect of the period ended December 31, 2004 will have been paid and fully earned.”

Item 4. The Solicitation or Recommendation

     The section of the Directors’ Circular entitled “Directors’ Recommendations” is hereby supplemented:

(a)	by adding the following language at the end of the paragraph under the caption “Rogers Offers less conditional than TELUS Offers” on page 11:

“Certain of the conditions of the TELUS Offers did not contain materiality thresholds or other objective criteria but provided TELUS with a range of grounds upon which it could, in its reasonable judgment, decline to proceed with its offer. The Rogers Offers contain fewer conditions that must be satisfied or waived and the condition to the Rogers Offers relating to obtaining Competition Act Clearance is materially less onerous than the equivalent condition to the TELUS Offers by reason of the obligation of Rogers under its offers to take any step necessary to secure Competition Act Clearance, excluding only a complete divestiture of all the Securities or all or substantially all of the assets of Microcell. Microcell believes that these factors, when combined, make the conditions to the Rogers Offers less onerous and more easily satisfied than those of the TELUS Offers.”

(b)	by adding the following language at the end of the first paragraph under the caption “Reasons for no recommendation as to the Warrant Offers” on page 12:

“This decision of the Board of Directors is due to the terms of the Warrants and the context of the Offers, as further explained below under the caption ‘No opinion as to fairness of Warrant Offers.’”

(c)	by adding the following language at the end of the paragraph under the caption “No opinion as to fairness of Warrant Offers” on page 12:

“The Financial Advisors have advised the Board of Directors of Microcell that warrants typically have a value in excess of the underlying shares by virtue of the option value that warrants provide to their holders. A determination of the fairness of the

Warrant Offers would therefore require a determination of the option value of the Warrants. As the Warrants, by their terms, could be automatically redeemed based on external factors (such as the occurrence of a “Fundamental Transaction” (as defined below)), it was not possible to determine, as of the date of the Rogers Offers, to what extent such option value would remain available to the Warrant holders. As a result, it is not possible to value the Warrants, and therefore when the Board of Directors inquired whether the Financial Advisors could render an opinion as to the fairness of the Warrant Offers, the Financial Advisors advised the Board of Directors that they would be unable to do so.

The Offers do not themselves constitute a Fundamental Transaction for purposes of the indentures governing the Warrants. However, it is possible to structure a Subsequent Acquisition Transaction so that it may constitute such a Fundamental Transaction and Rogers has stated that it intends to so structure any Subsequent Acquisition Transaction. The Board of Directors noted that the Rogers Offers provide value to the Warrants that is equal to that which would be received in the event of a Fundamental Transaction.

The considerations described above with respect to the Rogers Offers contrast with those considered by the Board of Directors in evaluating the TELUS Offers. The Board of Directors, in consultation with the Financial Advisors, recognized that the option value of the Warrants cannot be less than zero, and, as such, the value of the Warrants cannot be less than the value of the underlying Shares. Accordingly, when it was determined that the TELUS Offers were inadequate, from a financial point of view, to the holders of Shares, it followed that the TELUS Offers were also inadequate, from a financial point of view, to the holders of Warrants.”

(d)	by adding the following language at the end of the paragraph under the caption “Liquidity Opportunity” on page 13:

“The Rogers Offers provide an opportunity for both holders of Shares and holders Warrants to liquidate their holdings of Securities for cash. In determining its recommendation as to a specific class of Securities, the Board of Directors relied on a number of factors. The existence of a liquidity opportunity for the holders of Warrants did not, on its own, provide a sufficient basis for the Board of Directors to recommend to the holders of Warrants to accept the Warrant Offers. The Board of Directors did not receive an opinion as to fairness of the Warrant Offers, from a financial point of view, to the holders of Warrants. See ‘No opinion as to fairness of Warrant Offers.’”

and (e)	by adding the following language at the bottom of page 13:

“We have received comments from the SEC with regard to the U.S. Registration Statement. We anticipate amending the U.S. Registration Statement within the next week, and hope that the SEC will declare the U.S. Registration Statement effective within the next month.”

     Also, the additions set forth above in Item 3 amending the portions of the Directors’ Circular under the caption “Background of the Offers and Response of Microcell” are incorporated in this Item 4 by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROCELL TELECOMMUNICATIONS INC.

By:	/s/ Jocelyn Côté

Name: Jocelyn Côté
Title: Vice-President, Legal Affairs and Assistant Secretary

Dated: October 20, 2004